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                              June 18, 2020

       John E. Blocher
       Interim Chief Financial Officer
       Fox Factory Holding Corp.
       6634 Hwy 53
       Braselton GA 30517

                                                        Re: Fox Factory Holding
Corp.
                                                            Form 10-K for the
Fiscal Year Ended January 3, 2020
                                                            Filed March 3, 2020
                                                            File No. 001-36040

       Dear Mr. Blocher:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 3, 2020

       Notes to Consolidated Financial Statements
       Note 1: Description of the Business, Basis of Presentation and Summary of Significant
       Accounting Policies
       Segments, page 77

   1. We note your disclosure that you have one single operating and reportable segment but also note your
discussions of your Power Vehicle Group, or PVG, and Specialty Sports
                                                        Group, or SSG, in other
sections of the filing and in your investor presentations. Further, we note from your
website that each of these groups is headed by a group president. To help us better
understand your conclusions on your segment determination and reporting, please
address the following:

                                                            Explain to us the
factors you considered in concluding that you continue to operate as one operating
and reportable segment pursuant to ASC 280-10-50.
 John E. Blocher
FirstName LastNameJohn E. Blocher
Fox Factory Holding Corp.
Comapany NameFox Factory Holding Corp.
June 18, 2020
June 18, 2020 Page 2
Page 2
FirstName LastName
              Discuss your assessment of whether your PVG and SSG groups represent business reporting units or operating segments, and address any aggregation you apply in reaching your one operating segment conclusion.
              Tell us how you considered the significant differences in annual revenue grow rates between the two groups and any differences in gross margins when applying any such aggregation guidance.
              Describe the level of financial information available for PVG and SSG beyond revenues, including what costs are allocated and what costs are not allocated to each group.

2.       In addition, please also address the following:

              Provide us with an organizational chart of your senior management team that shows your CEO and each of his direct reports along with a brief description of their primary areas of responsibilities.
              Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
              Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
              Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-
              actual variances.
              Explain to us the components of the Group Target Adjusted EBITDA discussed on page 44 of your proxy that is used in determining the compensation of the presidents of PVG and SSG.

3. Describe to us the reporting units used to assess impairment of goodwill in your latest impairment tests. Tell us how you considered PVG and SSG in reaching that conclusion. Please refer to ASC 350-20-35-33 through 38.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John E. Blocher
Fox Factory Holding Corp.
June 18, 2020
Page 3

       You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Martin James,
Senior Advisor, at (202) 551-3671 with any questions.



FirstName LastNameJohn E. Blocher                        Sincerely,
Comapany NameFox Factory Holding Corp.
                                                         Division of
Corporation Finance
June 18, 2020 Page 3                                     Office of
Manufacturing
FirstName LastName